Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the

Second Fiscal Quarter Ended August 31, 2025

and Issues Notice of Annual General Meeting

(Beijing–October 30, 2025)—TAL Education Group (NYSE: TAL) (“TAL” or the “Company”), a smart learning solutions provider in China, today announced its unaudited financial results for the second quarter of fiscal year 2026 ended August 31, 2025 and issued notice of Annual General Meeting.

Highlights for the Second Quarter of Fiscal Year 2026

-	Net revenues were US$861.4 million, compared to net revenues of US$619.4 million in the same period of the prior year.

-	Income from operations was US$96.1 million, compared to income from operations of US$47.6 million in the same period of the prior year.

-	Non-GAAP income from operations, which excluded share-based compensation expenses, was US$107.8 million, compared to non-GAAP income from operations of US$64.5 million in the same period of the prior year.

-	Net income attributable to TAL was US$124.1 million, compared to net income attributable to TAL of US$57.4 million in the same period of the prior year.

-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$135.8 million, compared to non-GAAP net income attributable to TAL of US$74.3 million in the same period of the prior year.

-	Basic net income per American Depositary Share (“ADS”) was US$0.22, and diluted net income per ADS was US$0.21. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were both US$0.24. Three ADSs represent one Class A common share.

-	Cash, cash equivalents and short-term investments totaled US$3,248.8 million as of August 31, 2025, compared to US$3,618.4 million as of February 28, 2025.

Highlights for the Six Months Ended August 31, 2025

-	Net revenues were US$1,436.4 million, compared to net revenues of US$1,033.5 million in the same period of the prior year.

-	Income from operations was US$110.4 million, compared to income from operations of US$30.3 million in the same period of the prior year.

-	Non-GAAP income from operations, which excluded share-based compensation expenses, was US$133.0 million, compared to non-GAAP income from operations of US$65.4 million in the same period of the prior year.

-	Net income attributable to TAL was US$155.4 million, compared to net income attributable to TAL of US$68.8 million in the same period of the prior year.

-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$177.9 million, compared to non-GAAP net income attributable to TAL of US$103.9 million in the same period of the prior year.

-	Basic and diluted net income per ADS were both US$0.26. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were both US$0.30.

Financial Data——Second Quarter and First Six Months of Fiscal Year 2026

(In US$ thousands, except per ADS data and percentages)

	Three Months Ended
	August 31,
	2024	2025	Pct. Change
Net revenues	619,361	861,353	39.1%
Income from operations	47,622	96,097	101.8%
Non-GAAP income from operations	64,520	107,849	67.2%
Net income attributable to TAL	57,431	124,084	116.1%
Non-GAAP net income attributable to TAL	74,329	135,836	82.7%
Net income per ADS attributable to TAL – basic	0.09	0.22	129.6%
Net income per ADS attributable to TAL – diluted	0.09	0.21	130.0%
Non-GAAP net income per ADS attributable to TAL – basic	0.12	0.24	94.2%
Non-GAAP net income per ADS attributable to TAL – diluted	0.12	0.24	94.6%

	Six Months Ended
	August 31,
	2024	2025	Pct. Change
Net revenues	1,033,548	1,436,352	39.0%
Income from operations	30,292	110,443	264.6%
Non-GAAP income from operations	65,396	132,958	103.3%
Net income attributable to TAL	68,833	155,366	125.7%
Non-GAAP net income attributable to TAL	103,937	177,881	71.1%
Net income per ADS attributable to TAL – basic	0.11	0.26	132.4%
Net income per ADS attributable to TAL – diluted	0.11	0.26	133.1%
Non-GAAP net income per ADS attributable to TAL – basic	0.17	0.30	76.2%
Non-GAAP net income per ADS attributable to TAL – diluted	0.17	0.30	76.7%

"We delivered progress across our core businesses in the second quarter of fiscal year 2026. Both our enrichment learning programs and learning devices contributed to revenue growth, sequentially and year-over-year. Ongoing investments in user experience, technology, and educational model innovations continue to drive this momentum." said Alex Peng, TAL's President and Chief Financial Officer.

Mr. Peng added, "Strategically, we will continue to allocate resources on key areas critical to achieving sustainable growth. Our goal is to deliver transformative learning solutions that empower students' holistic development while expanding access to high-quality educational content. "

Financial Results for the Second Quarter of Fiscal Year 2026

Net Revenues

In the second quarter of fiscal year 2026, TAL reported net revenues of US$861.4 million, representing a 39.1% increase from US$619.4 million in the second quarter of fiscal year 2025.

Operating Costs and Expenses

In the second quarter of fiscal year 2026, operating costs and expenses were US$766.7 million, representing a 34.0% increase from US$572.0 million in the second quarter of fiscal year 2025. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$755.0 million, representing a 36.0% increase from US$555.1 million in the second quarter of fiscal year 2025.

Cost of revenues increased by 36.8% to US$370.3 million from US$270.6 million in the second quarter of fiscal year 2025. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 37.6% to US$369.8 million, from US$268.8 million in the second quarter of fiscal year 2025.

Selling and marketing expenses increased by 46.9% to US$267.3 million from US$181.9 million in the second quarter of fiscal year 2025. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 48.6% to US$264.4 million, from US$177.9 million in the second quarter of fiscal year 2025.

General and administrative expenses increased by 8.0% to US$129.1 million from US$119.5 million in the second quarter of fiscal year 2025. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 11.5% to US$120.8 million, from US$108.3 million in the second quarter of fiscal year 2025.

Total share-based compensation expenses allocated to the related operating costs and expenses decreased by 30.5% to US$11.8 million in the second quarter of fiscal year 2026 from US$16.9 million in the same period of fiscal year 2025.

Gross Profit

Gross profit increased by 40.8% to US$491.0 million from US$348.7 million in the second quarter of fiscal year 2025. The gross margin for the second quarter of fiscal year 2026 was 57.0%, compared to 56.3% in the same period of the prior year.

Income from Operations

Income from operations was US$96.1 million in the second quarter of fiscal year 2026, compared to income from operations of US$47.6 million in the second quarter of fiscal year 2025. Non-GAAP income from operations, which excluded share-based compensation expenses, was US$107.8 million, compared to Non-GAAP income from operations of US$64.5 million in the same period of the prior year.

Other Income

Other income was US$67.1 million for the second quarter of fiscal year 2026, compared to other income of US$20.5 million in the second quarter of fiscal year 2025.

Impairment Loss on Long-term Investments

Impairment loss on long-term investment was US$1.4 million for the second quarter of fiscal year 2026, compared to US$4.9 million in the same period of fiscal year 2025.

Income Tax Expense

Income tax expense was US$51.1 million in the second quarter of fiscal year 2026, compared to US$25.6 million of income tax expense in the second quarter of fiscal year 2025.

Net Income attributable to TAL Education Group

Net income attributable to TAL was US$124.1 million in the second quarter of fiscal year 2026, compared to net income attributable to TAL of US$57.4 million in the second quarter of fiscal year 2025. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$135.8 million, compared to Non-GAAP net income attributable to TAL of US$74.3 million in the second quarter of fiscal year 2025.

Basic and Diluted Net Income per ADS

Basic net income per ADS was US$0.22, and diluted net income per ADS was US$0.21 in the second quarter of fiscal year 2026. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were both US$0.24 in the second quarter of fiscal year 2026.

Cash Flow

Net cash used in operating activities for the second quarter of fiscal year 2026 was US$58.1 million.

Cash, Cash Equivalents, and Short-Term Investments

As of August 31, 2025, the Company had US$1,542.2 million of cash and cash equivalents and US$1,706.6 million of short-term investments, compared to US$1,771.3 million of cash and cash equivalents and US$1,847.1 million of short-term investments as of February 28, 2025.

Deferred Revenue

As of August 31, 2025, the Company’s deferred revenue balance was US$822.7 million, compared to US$671.2 million as of February 28, 2025.

Financial Results for the First Six Months of Fiscal Year 2026

Net Revenues

For the first six months of fiscal year 2026, TAL reported net revenues of US$1,436.4 million, representing a 39.0% increase from US$1,033.5 million in the first six months of fiscal year 2025.

Operating Costs and Expenses

In the first six months of fiscal year 2026, operating costs and expenses were US$1,328.2 million, representing a 32.3% increase from US$1,004.1 million in the first six months of fiscal year 2025. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$1,305.7 million, representing a 34.7% increase from US$969.0 million in the first six months of fiscal year 2025.

Cost of revenues increased by 33.8% to US$629.9 million from US$470.6 million in the first six months of fiscal year 2025. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 34.8% to US$628.8 million from US$466.5 million in the first six months of fiscal year 2025.

Selling and marketing expenses increased by 47.2% to US$448.1 million from US$304.3 million in the first six months of fiscal year 2025. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 49.4% to US$442.1 million from US$296.0 million in the first six months of fiscal year 2025.

General and administrative expenses increased by 9.2% to US$250.2 million from US$229.2 million in the first six months of fiscal year 2025. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 13.7% to US$234.8 million from US$206.6 million in the first six months of fiscal year 2025.

Total share-based compensation expenses allocated to the related operating costs and expenses decreased by 35.9% to US$22.5 million in the first six months of fiscal year 2026 from US$35.1 million in the same period of fiscal year 2025.

Gross Profit

Gross profit increased by 43.3% to US$806.4 million from US$562.9 million in the first six months of fiscal year 2025. The gross margin for the first six months of fiscal year 2026 was 56.1%, compared to 54.5% in the same period of the prior year.

Income from Operations

Income from operations was US$110.4 million in the first six months of fiscal year 2026, compared to income from operations of US$30.3 million in the same period of the prior year. Non-GAAP income from operations, which excluded share-based compensation expenses, was US$133.0 million, compared to US$65.4 million Non-GAAP income from operations in the same period of the prior year.

Other Income

Other income was US$76.5 million for the first six months of fiscal year 2026, compared to other income of US$33.6 million in the same period of the prior year.

Impairment Loss on Long-term Investments

Impairment loss on long-term investments was US$1.4 million for the first six months of fiscal year 2026, compared to US$8.7 million for the first six months of fiscal year 2025.

Income Tax Expense

Income tax expense was US$62.2 million in the first six months of fiscal year 2026, compared to US$27.9 million for the first six months of fiscal year 2025.

Net Income Attributable to TAL Education Group

Net income attributable to TAL was US$155.4 million in the first six months of fiscal year 2026, compared to net income attributable to TAL of US$68.8 million in the first six months of fiscal year 2025. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$177.9 million, compared to US$103.9 million Non-GAAP income attributable to TAL in the same period of the prior year.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were both US$0.26 in the first six months of fiscal year 2026. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were both US$0.30 in the first six months of fiscal year 2026.

Cash Flow

Net cash provided by operating activities for the first six months of fiscal year 2026 was US$289.7 million.

Share Repurchase

On July 28, 2025, TAL’s board of directors authorized a new share repurchase program under which the Company may repurchase up to US$600 million of the Company’s common shares over the next 12 months. Between July 31 and October 29, 2025, the Company has repurchased 4,195,065 common shares at an aggregate consideration of approximately US$134.7 million.

TAL to Hold Annual General Meeting on November 14, 2025

The Company announced that it will hold its annual general meeting of shareholders (the “AGM”) at TAL Building No.1, Courtyard No. 9, Qixin Middle Street, Changping District, Beijing, China, on November 14, 2025 at 3:00PM (Beijing time). No proposal will be submitted to shareholders for approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s ADSs to discuss Company’s affairs with management.

The board of directors of the Company has fixed the close of business on November 3, 2025 (Eastern Standard Time) as the record date (the “Record Date”). Holders of record of the Company’s common shares at the close of business on the Record Date are entitled to notice of the AGM and any adjournment or postponement thereof. Beneficial owners of the Company’s ADSs are welcome to attend the AGM in person.

The notice of the AGM is available on the Investor Relations section of the Company’s website at https://ir.100tal.com/. The Company has filed its annual report on Form 20-F (the “Annual Report”), which includes the Company’s audited financial statements for the fiscal year ended February 28, 2025, with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s Annual Report can be accessed on the Investor Relations section of its website at https://ir.100tal.com, as well as on the SEC’s website at http://www.sec.gov.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the second fiscal quarter of fiscal year 2026 ended August 31, 2025 at 8:00 a.m. Eastern Time on October 30, 2025 (8:00 p.m. Beijing time on October 30, 2025).

Please note that you will need to pre-register for conference call participation at https://register-conf.media-server.com/register/BId11d22b63571450197297e0a9753b9bd.

Upon registration, you will receive an email containing participant dial-in numbers and unique Direct Event Passcode. This information will allow you to gain immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL's website at https://ir.100tal.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, TAL Education Group’s strategic and operational plans contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to provide competitive learning services and products; the Company’s ability to continue to recruit, train and retain talents; the Company’s ability to improve the content of current course offerings and develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a smart learning solutions provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life”, which reflects our vision to promote top learning opportunities for students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive learning solutions to students from all ages through diversified class formats. Our learning solutions mainly cover enrichment learnings programs and some academic subjects in and out of China. Our ADSs trade on the New York Stock Exchange under the symbol “TAL”.

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP operating costs and expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Jackson Ding

Investor Relations

TAL Education Group

Tel: +86 10 5292 6669-8809

Email: ir@tal.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	As of February 28, 2025	As of August 31, 2025
ASSETS

Current assets
Cash and cash equivalents	$1,771,260	$1,542,194
Restricted cash, current	187,846	205,973
Short-term investments	1,847,120	1,706,603
Inventory, net	104,876	133,021
Amounts due from related parties, current	37	28
Prepaid expenses and other current assets	215,781	264,313
Total current assets	4,126,920	3,852,132
Restricted cash, non-current	32,625	33,242
Property and equipment, net	472,366	499,833
Deferred tax assets	3,487	1,741
Rental deposits	22,131	25,273
Intangible assets, net	394	48,382
Goodwill	155	45,704
Land use rights, net	182,880	184,640
Amounts due from related parties, non-current	96	98
Long-term investments	305,105	367,111
Long-term prepayments and other non-current assets	27,844	28,194
Operating lease right-of-use assets	329,064	366,289
Total assets	$5,503,067	$5,452,639

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$146,300	$157,374
Deferred revenue, current	624,272	777,669
Amounts due to related parties, current	93	89
Accrued expenses and other current liabilities	582,227	649,957
Operating lease liabilities, current	88,453	103,780
Total current liabilities	1,441,345	1,688,869
Deferred revenue, non-current	46,955	44,984
Deferred tax liabilities	3,474	13,737
Operating lease liabilities, non-current	244,895	269,551
Total liabilities	1,736,669	2,017,141

Equity
Class A common shares	154	154
Class B common shares	49	49
Treasury stock	-	(17)
Additional paid-in capital	4,294,819	3,781,362
Statutory reserve	179,537	177,230
Accumulated deficit	(624,078)	(466,405)
Accumulated other comprehensive loss	(83,914)	(56,586)
Total TAL Education Group's equity	3,766,567	3,435,787
Non-controlling interests	(169)	(289)
Total equity	3,766,398	3,435,498
Total liabilities and equity	$5,503,067	$5,452,639

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended August 31,		For the Six Months Ended August 31,
	2024	2025	2024	2025
Net revenues	$619,361	$861,353	$1,033,548	$1,436,352
Cost of revenues (note 1)	270,632	370,340	470,640	629,911
Gross profit	348,729	491,013	562,908	806,441
Operating expenses (note 1)
Selling and marketing	181,900	267,286	304,328	448,059
General and administrative	119,499	129,107	229,181	250,226
Total operating expenses	301,399	396,393	533,509	698,285
Government subsidies	292	1,477	893	2,287
Income from operations	47,622	96,097	30,292	110,443
Interest income, net	20,397	14,161	42,919	32,883
Other income	20,466	67,076	33,617	76,548
Impairment loss on long-term investments	(4,925)	(1,410)	(8,692)	(1,410)
Income before income tax expense and loss from equity method investments	83,560	175,924	98,136	218,464
Income tax expense	(25,635)	(51,080)	(27,930)	(62,158)
Loss from equity method investments	(587)	(819)	(1,572)	(1,074)
Net income	57,338	124,025	68,634	155,232
Add: Net loss attributable to noncontrolling interests	93	59	199	134
Total net income attributable to TAL Education Group	$57,431	$124,084	$68,833	$155,366
Net income per common share
Basic	$0.28	$0.65	$0.34	$0.79
Diluted	0.28	0.64	0.34	0.78
Net income per ADS (note 2)
Basic	$0.09	$0.22	$0.11	$0.26
Diluted	0.09	0.21	0.11	0.26
Weighted average shares used in calculating net income per common share
Basic	201,768,916	189,830,408	201,668,024	195,905,541
Diluted	204,949,839	192,494,611	205,166,141	198,687,649

Note1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months		For the Six Months
	Ended August 31,		Ended August 31,
	2024	2025	2024	2025
Cost of revenues	$1,793	$503	$4,155	$1,125
Selling and marketing expenses	3,953	2,905	8,328	5,976
General and administrative expenses	11,152	8,344	22,621	15,414
Total	$16,898	$11,752	$35,104	$22,515

Note 2: Three ADSs represent one Class A common Share.

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

Comprehensive income

(In thousands of U.S. dollars)

	For the Three Months Ended August 31,		For the Six Months Ended August 31,
	2024	2025	2024	2025
Net income	$57,338	$124,025	$68,634	$155,232
Other comprehensive income, net of tax	24,744	11,355	17,164	27,342
Comprehensive income	82,082	135,380	85,798	182,574
Add: Comprehensive loss attributable to noncontrolling interests	2,378	53	2,333	120
Comprehensive income attributable to TAL Education Group	$84,460	$135,433	$88,131	$182,694

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

Cash flows

(In thousands of U.S. dollars)

	For the Three Months Ended August 31,		For the Six Months Ended August 31,
	2024	2025	2024	2025
Net cash (used in)/provided by operating activities	$(576)	$(58,095)	$246,217	$289,690
Net cash (used in)/provided by investing activities	(193,669)	563,331	(318,304)	36,022
Net cash used in financing activities	(6,799)	(281,885)	(6,794)	(535,989)
Effect of exchange rate changes	3,576	(328)	2,359	(45)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(197,468)	223,023	(76,522)	(210,322)
Cash, cash equivalents and restricted cash at the beginning of period	$2,578,422	$1,558,386	$2,457,476	$1,991,731
Cash, cash equivalents and restricted cash at the end of period	$2,380,954	$1,781,409	$2,380,954	$1,781,409

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended August 31,		For the Six Months Ended August 31,
	2024	2025	2024	2025
Cost of revenues	$270,632	$370,340	$470,640	$629,911
Share-based compensation expense in cost of revenues	1,793	503	4,155	1,125
Non-GAAP cost of revenues	268,839	369,837	466,485	628,786

Selling and marketing expenses	181,900	267,286	304,328	448,059
Share-based compensation expense in selling and marketing expenses	3,953	2,905	8,328	5,976
Non-GAAP selling and marketing expenses	177,947	264,381	296,000	442,083
General and administrative expenses	119,499	129,107	229,181	250,226
Share-based compensation expense in general and administrative expenses	11,152	8,344	22,621	15,414
Non-GAAP general and administrative expenses	108,347	120,763	206,560	234,812

Operating costs and expenses	572,031	766,733	1,004,149	1,328,196
Share-based compensation expense in operating costs and expenses	16,898	11,752	35,104	22,515
Non-GAAP operating costs and expenses	555,133	754,981	969,045	1,305,681

Income from operations	47,622	96,097	30,292	110,443
Share based compensation expenses	16,898	11,752	35,104	22,515
Non-GAAP income from operations (note 3)	64,520	107,849	65,396	132,958

Net income attributable to TAL Education Group	57,431	124,084	68,833	155,366
Share based compensation expenses	16,898	11,752	35,104	22,515
Non-GAAP net income attributable to TAL Education Group (note 3)	$74,329	$135,836	$103,937	$177,881
Net income per ADS
Basic	$0.09	$0.22	$0.11	$0.26
Diluted	0.09	0.21	0.11	0.26
Non-GAAP Net income per ADS
Basic	$0.12	$0.24	$0.17	$0.30
Diluted	0.12	0.24	0.17	0.30
ADSs used in calculating net income per ADS
Basic	605,306,748	569,491,224	605,004,072	587,716,623
Diluted	614,849,517	577,483,833	615,498,423	596,062,947
ADSs used in calculating Non-GAAP net income per ADS
Basic	605,306,748	569,491,224	605,004,072	587,716,623
Diluted	614,849,517	577,483,833	615,498,423	596,062,947

Note 3: The tax effect of share-based compensation expenses was immaterial in the second quarter and in the first six months of fiscal year 2026.